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                             March 16, 2021

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No.2 Guang Hua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100026

                                                        Re: Ucommune
International Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 5,
2021
                                                            CIK No. 0001821424

       Dear Mr. He:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Allen Wang